

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Mr. Heng W. Chen
Chief Financial Officer
Cathay General Bancorp
777 North Broadway
Los Angeles, California 90012

   Re: Cathay General Bancorp
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed March 3, 2014
     File No. 001-31830

Dear Mr. Chen:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ John P. Nolan

        John P. Nolan
        Senior Assistant Chief Accountant